Jenner & Block LLP

919 Third Avenue

New York, New York 10022-3908

February 5, 2020

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Green Thumb Industries Inc.

Amendment No. 1 to Registration Statement on Form 10 (File No. 000-56132)

Ladies and Gentlemen:

On behalf of Green Thumb Industries Inc., a corporation organized under the Business Corporations Act (British Columbia) (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form 10 of the Company, together with Exhibits, marked to indicate changes from the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on December 20, 2019.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in an e-mail letter, dated January 17, 2020 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1.

The Company has asked us to convey the following as its responses to the Staff:

Registration Statement on Form 10-12G

General Development of the Business, page 4

1.

Please revise to discuss the development of the retail and consumer packaged goods businesses over the past five years. In this regard, we note that your disclosure on page 72 indicates that Mr. Kovler founded GTI in 2014. Also, revise the disclosures on page 4 to discuss the purpose of the January 1, 2018 and June 12, 2018 transactions and indicate, if applicable, whether they were conducted with third parties or with related parties.

Response to Comment 1

Please see the revised disclosures on pages 2, 3 and 4 of Amendment No. 1 which discuss the development of the retail and consumer packaged goods businesses over the past five years and provide information concerning the January 1, 2018 and June 12, 2018 transactions.

ITEM 1. BUSINESS

Description of the Business, page 7

2.

With reference to the first paragraph of Regulation S-K, Item 101(c)(1), please revise and expand your Business discussion to include separate descriptions, where appropriate, concerning your consumer products operations and your retail operations. For instance, we note that you currently present a unified discussion concerning competitive conditions in the industry and your U.S. national growth strategy without regard to segment. Similarly, we note that your geographic information disclosure on page 4 is not segment specific.

Green Thumb Industries Inc.

Response to Comment 2

When we analyze our business, we look at it through the lens of what we believe to be the exponential opportunity for growth in the entire U.S. cannabis industry which we believe is still in its nascent development stages without regard to specific segments. Therefore, we do not analyze our business by segment, and we do not believe that segments are “material to an understanding of the registrant’s business taken as a whole” within the meaning of the second sentence of the first paragraph of Item 101(c)(1) of Regulation S-K. For instance, as the Staff correctly notes in the Comment Letter, we present a unified discussion concerning competitive market conditions in the industry and our U.S. national growth strategy without regard to segment, and we respectfully submit that in the context of an industry that represents an exponential emerging growth opportunity without regard to segment that this is appropriate.

Please see the revised disclosure on pages 7 and 8 of Amendment No. 1 which includes separate descriptions concerning the Company’s consumer products operations and the Company’s retail operations.

3.	Revise to provide the revenue history by product class as required by Item 101(c)(1)(i) of Regulation S-K or advise.

Response to Comment 3

As discussed in our response to Comment 2 immediately above, we do not believe that segments are “material to an understanding of the registrant’s business taken as a whole” within the meaning of Item 101(c)(1) of Regulation S-K, and we therefore respectfully submit that this information is not required.

Please see the revised disclosure on pages 7 and 8 of Amendment No. 1 which provides the Company’s revenue history by product class.

4.

Please revise to provide additional disclosure concerning your retail chains, Rise and Essence. For instance, revise, as applicable, to discuss whether there are differences in terms of their respective markets and customers.

Response to Comment 4

Please see the revised disclosure on pages 7 and 8 of Amendment No. 1 which discusses the Company’s retail chains, Rise and Essence.

5.

Please revise to clarify your disclosure concerning your “ability to open a total of 96 stores.” In this regard, please clarify whether this means that you have the licenses as well as the funds to open 60 new/additional stores. Discuss, as applicable, your plans and the status of these additional stores.

Response to Comment 5

Please see the revised disclosure on pages 7 and 8 of Amendment No. 1 which discusses the Company’s ability to open a total of 96 stores.

Intellectual Property – Patents and Trademarks, page 9

6.

We note your disclosure on page 9 that you own or have licenses “under patents.” With respect to material patents, please revise your disclosure to identify the specific product(s) to which such patents relate and the scope of patent protection. Indicate whether the patents are owned or licensed from third parties.

Response to Comment 6

Please see the revised disclosure on pages 9 and 10 of Amendment No. 1 which discusses details of the Company’s patents.

Working Capital, page 10

7.

Your disclosures on pages 10 and 45 explain that effective inventory management is critical to your ongoing success and that you face supply and demand risks. Accordingly, please revise your discussion concerning your consumer products segment to provide additional disclosure describing your distribution arrangements with vendors. With reference to Item 101(c)(1)(viii) of Regulation S-K, also revise to provide disclosure concerning backlog orders.

Green Thumb Industries Inc.

Response to Comment 7

Please see the revised disclosure on pages 10 and 11 of Amendment No. 1 which describes the Company’s distribution arrangements and provides information concerning backlog orders. Please also see the additional disclosure in the risk factor entitled “The Corporation is dependent on key inputs, suppliers and skilled labor” on page 45 of Amendment No. 1.

The Corporation may be subject to constraints on marketing its products, page 37

8.	Please revise here, and elsewhere as applicable, to identify and discuss the restrictions that may limit your ability to compete for market share.

Response to Comment 8

Please see the additional disclosure in the risk factor entitled “The Corporation may be subject to constraints on marketing its products” on page 38 of Amendment No. 1.

Our use of joint ventures may expose us to risks associated with jointly owned…, page 41

9.

Your risk disclosure indicates that you currently operate parts of your business through joint ventures. Please revise your Business section to discuss your use of joint ventures and other strategic alliances. With reference to your disclosure on page 35, also tell us whether state limitations on licenses necessitate use of joint ventures. In your revised disclosure, describe how your joint ventures are typically structured and discuss the material terms of your current joint ventures. Also, tell us whether Exhibit 21.1 reflects all or some of your joint venture arrangements.

Response to Comment 9

Please see the revised disclosure on page 10 of Amendment No. 1 which discusses the Company’s use of joint ventures and other strategic alliances. Please see the additional disclosure in the risk factor entitled “The Corporation may face limitations on ownership of cannabis licenses” on page 35 of Amendment No. 1.

Exhibit 21.1 includes the material subsidiaries of the Company but is not an exhaustive list of the Company’s subsidiaries as it omits the Company’s subsidiaries which are not “significant subsidiaries” as permitted by Item 601(b)(21) of Regulation S-K. Ohio Investors 2017, LLC, the joint venture owner of GTI Ohio, LLC, is listed on Exhibit 21.1 with the applicable Class A and Class G Units. The Company also has joint ventures for the operation of (i) a medical marijuana dispensary in Effingham, Illinois (NH Medicinal Dispensaries, LLC) of which the Company holds a 50% interest, (ii) a medical marijuana dispensary in Westport, Connecticut (Bluepoint Wellness of Westport, LLC) of which the Company holds a 46% interest, and (iii) an RMD (Registered Marijuana Dispensary, as described on pages 19-20 of Amendment No. 1) in Chicopee, Massachusetts (Cal Funding, LLC) of which the Company holds less than a 10% interest.

Risks Related to Our Securities, page 49

10.

With reference to your disclosure on page 87, please revise to add a risk factor that addresses your ability to issue an unlimited number of Subordinate Voting Shares, Multiple Voting Shares, and Super Voting Shares.

Response to Comment 10

Please see the additional risk factor entitled “Additional issuances of Super Voting Shares, Multiple Voting Shares or Subordinate Voting Shares may result in dilution” on page 50 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 53

11.

Please quantify in your disclosure, if possible, how much of the material increase in net revenues is due to business combinations, increased sales volume, introduction of new products, or increased sales prices. Refer to Item 303(a)(3)(iii) and Instruction 4 of Regulation S-K, Section III.D of Release No. 33-6835, and Section III.B of Release No. 33-8350.

Green Thumb Industries Inc.

Response to Comment 11

The increase in net revenues was attributable to acquisitions, new locations opened (non-acquisition) and organic growth. The Company did not introduce any new products (meaning products other than cannabis-related products) which contributed in any meaningful way to the material increase in sales. Further, the pricing of the Company’s products has remained relatively unchanged when compared to prior periods. Please see the revised disclosure on page 56 of Amendment No. 1.

Year Ended December 31, 2018, page 56

12.

Please expand your disclosure of the factors causing material changes in your gross profit percentage. For example, describe the significant causes underlying the increase in your gross profit percentage from 41% for 2017 to 45% for 2018. Refer to Instruction 4 to Item 303(a) of Regulation S-K.

Response to Comment 12

The increase in gross margin percentage in 2018 was primarily driven by an increase in retail sales and additional retail store openings during 2018 where margins, on average, are higher than margins achieved from the Company’s wholesale business. Please see the revised disclosure on page 58 of Amendment No. 1.

Critical Accounting Estimates, page 62

13.

Please disclose material implications of uncertainties associated with the methods, assumptions and estimates underlying the fair value of your licenses and permits intangible assets. Refer to Release 33-8350.

Response to Comment 13

To appropriately consider the risk of non-renewal for certain cannabis licenses, the Company applies probability weighting to the expected future net cash flows in calculating the fair value of these intangible assets. Please see the revised disclosure on page 65 of Amendment No. 1.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, page 69

14.	Please revise this section to clearly disclose each officer and director’s business experience during the past five years. Refer to Item 401(e) of Regulation S-K.

Response to Comment 14

Please see the revised disclosures on pages 71-74 of Amendment No. 1 which discuss each officer and director’s business experience during the past five years.

Green Thumb Industries Inc. Consolidated and Combined Financial Statements

Consolidated Statements of Operations, page F-3

15.

Please show us the calculation of the weighted average number of shares outstanding for 2018 (130,102,523 shares) and how this amount reflects the Transaction described in Note 3 and the issued and outstanding shares in Note 13. Provide us the same analysis for your weighted average number of shares outstanding for the nine months ended September 30, 2019 (190,126,766 shares).

Response to Comment 15

In response to the Staff’s comment, please see the following table which illustrates the calculation of the weighted average number of shares outstanding for 2018:

Green Thumb Industries Inc.

Year Ended December 31, 2018

Line No.	Date	Transaction Description	Subordinate Voting Shares	Multiple Voting Shares	Super Voting Shares	Options	RSUs	Total	Cumulative	Days	%	Weighted Average
1	12/31/2017		—	64,408,300	43,119,800	—	—	107,528,100	107,528,100
2	6/12/2018	Issuance of Bayswater Shares	500,439	—	—	—	—	500,439	108,028,539	163	44.7%	48,019,398
3	6/12/2018	RTO	10,744,995	18,689,200	221,100	—	—	29,655,295	137,683,834	—	0.0%	—
4	6/12/2018	Options granted	—	—	—	285,200	—	285,200	137,969,034	—	0.0%	—
5	6/29/2018	Options granted	—	—	—	600,000	—	600,000	138,569,034	17	4.7%	6,425,955
6	6/29/2018	RSUs granted	—	—	—	—	902,000	902,000	139,471,034	—	0.0%	—
7	7/3/2018	Conversion from Multiple to Subordinate	100,000	(100,000)	—	—	—	—	139,471,034	4	1.1%	1,528,450
8	7/12/2018	RSUs granted	—	—	—	—	151,000	151,000	139,622,034	9	2.5%	3,439,012
9	8/2/2018	Bought deal	7,300,000	—	—	—	—	7,300,000	146,922,034	21	5.8%	8,033,049
10	8/29/2018	RSUs granted	—	—	—	—	250,000	250,000	147,172,034	27	7.4%	10,868,205
11	8/29/2018	Options granted	—	—	—	470,000	—	470,000	147,642,034	—	0.0%	—
12	9/4/2018	Conversion from Multiple to Subordinate	100,000	(100,000)	—	—	—	—	147,642,034	6	1.6%	2,426,992
13	9/6/2018	Exercise of Options	19,964	—	—	(19,964)	—	—	147,642,034	2	0.5%	808,997
14	9/10/2018	Exercise of Options	114,080	—	—	(114,080)	—	—	147,642,034	4	1.1%	1,617,995
15	9/12/2018	Exercise of Options	19,964	—	—	(19,964)	—	—	147,642,034	2	0.5%	808,997
16	10/1/2018	Conversion from Multiple to Subordinate	100,000	(100,000)	—	—	—	—	147,642,034	19	5.2%	7,685,476
17	10/9/2018	Shares Issuance	87,742	—	—	—	—	87,742	147,729,776	8	2.2%	3,235,990
18	10/17/2018	Shares Issuance	5,083,000	—	—	—	—	5,083,000	152,812,776	8	2.2%	3,237,913
19	10/26/2018	RSUs granted	—	—	—	—	5,000	5,000	152,817,776	9	2.5%	3,767,986
20	10/26/2018	Options granted	—	—	—	43,000	—	43,000	152,860,776	—	0.0%	—
21	11/1/2018	Options granted	—	—	—	154,500	—	154,500	153,015,276	6	1.6%	2,512,780
22	11/7/2018	Shares Issuance	—	3,296,500	—	—	—	3,296,500	156,311,776	6	1.6%	2,515,320
23	11/30/2018	Options granted	—	—	—	80,500	—	80,500	156,392,276	23	6.3%	9,849,783
24	12/4/2018	Conversion from Multiple to Subordinate	17,451,600	(17,451,600)	—	—	—	—	156,392,276	4	1.1%	1,713,888
25	12/4/2018	Conversion from Super to Multiple	—	889,600	(889,600)	—	—	—	156,392,276	—	0.0%	—
26	12/6/2018	Shares Issuance	489,347	—	—	—	—	489,347	156,881,623	2	0.5%	856,944
27	12/10/2018	Conversion from Multiple to Subordinate	1,561,800	(1,561,800)	—	—	—	—	156,881,623	4	1.1%	1,719,251
28	12/24/2018	Conversion from Multiple to Subordinate	247,200	(247,200)	—	—	—	—	156,881,623	14	3.8%	6,017,377
29	12/28/2018	RSUs granted	—	—	—	—	296,000	296,000	157,177,623	4	1.1%	1,719,251
30	12/28/2018	Options granted	—	—	—	200,000	—	200,000	157,377,623	—	0.0%	—
31	12/31/2018	RSUs forfeited	—	—	—	—	(15,000)	(15,000)	157,362,623	3	0.8%	1,293,515
32	12/31/2018	Options forfeited	—	—	—	(2,000)	—	(2,000)	157,360,623	—	0.0%	—

33	12/31/2018	Ending	43,920,131	67,723,000	42,451,300	1,677,192	1,589,000	157,360,623		—	0.0%	—

			—	—	—	—	—	—		365	100.0%	130,102,523

Reverse Take Over (“RTO”) Transaction – The RTO transaction (also referred to as the “Transaction”) (as reflected in Note 3 and Note 13 of the financial statements) is illustrated above on Lines 2 and 3. The below excerpts from the Form-10 provide the sections within the document where each element has been disclosed:

•	Line 2, Subordinate Voting Shares

○

The 500,439 Subordinate Voting Shares included on Line 2 in the above calculation represent the conversion of the shares of Bayswater (the Company prior to the completion of the RTO transaction as hereinafter defined) into the Company’s Subordinated Voting Shares using the conversion ratio of 368 to 1. This amount is discussed on page F-33, (c) – Private Placement of Shares in Connection with Reverse Takeover.

•	Line 3, Subordinate Voting Shares

○

The 10,744,995 Subordinate Voting shares included in Line 3 in the above calculation represent the conversion of Subscription Receipts which were sold in April 2018, for the potential purchase of GTI FinCo, Inc. and were held in escrow until the RTO were to occur. Upon the RTO transaction, simultaneously with the issuance of shares of the Company to the holders of the Subscription Receipts, the funds held in the escrow account were released to the Company, and the shares converted into the 10,744,995 Subordinate Voting shares of the Company. This item is disclosed on F-33, (c) – Private Placement of Shares in Connection with Reverse Takeover.

•	Line 3, Multiple Voting Shares

○	The 18,689,200 Multiple Voting shares included on Line 3 in the above calculation represent the sum of three items each of which relate to the RTO:

1.

On April 30, 2018, the Company issued a $45,000,000 convertible promissory note to various accredited investors in contemplation of the RTO. On June 12, 2018, the convertible note payable was converted into 122,442 Multiple Voting Shares and 2,211 Super Voting Shares. Both Multiple Voting Shares and Super Voting Shares are convertible into Subordinate Voting Shares at a ratio of 100 to 1. These amounts are disclosed on page F-32, (c) – Private Placement of Shares in Connection with Reverse Takeover.

2.	On June 12, 2018 as part of the RTO transaction, the Company issued 4,550 Multiple Voting Shares which was issued for gross proceeds of $2,730,000. This amount is disclosed on page F-33.

Green Thumb Industries Inc.

3.

On June 12, 2018, the Company acquired all of the noncontrolling interests in JB17, LLC. The consideration paid was $700,000 and the issuance of 59,900 Multiple Voting Shares, which were convertible into 5,990,000 Subordinate Voting Shares, at a value of $6.00 per Subordinate Voting Share equivalent. This amount is disclosed on page F-33, (e) – Changes in Ownership and Noncontrolling Interests.

○	On a Subordinate Voting share basis, the total amount included on Line 3, is calculated as follows:

	Multiple Voting Shares	Conversion Factor	Subordinate Voting Shares
Subscription Shares	122,442	100	12,244,200
Share Issuance	4,550	100	455,000
Shares issued in Connection with NCI	59,900	100	5,990,000

	186,892		18,689,200

•	Line 3, Super Voting Shares

○

The 221,100 Super Voting Shares included on Line 3 in the above calculation relate to the 2,211 Super Voting Shares issued in conjunction with the convertible debt discussed above. The shares converted on a Subordinate Voting Share basis is calculated as follows:

	Super Voting Shares	Conversion Factor	Subordinate Voting Shares
Subscription Shares	2,211	100	221,100

The following table presents the calculation for the Company’s weighted average number of shares outstanding for the nine months ended September 30, 2019:

Nine Months Ended September 31, 2019

Line No.	Date	Transaction Description	Subordinate Voting Shares	Multiple Voting Shares	Super Voting Shares	Options	RSUs	Subscription Receipts	Total	Cumulative	Days	%	Weighted Average
1	12/31/2018		43,920,131	67,723,000	42,451,300	1,677,192	1,589,000	2,123,000	159,483,623	159,483,623
2	1/1/2019	Share Issuance	542,416	3,100,000	—	—	—	—	3,642,416	163,126,039	1	0.4%	584,189
3	1/3/2019	Share Issuance	591,491	—	—	—	—	—	591,491	163,717,530	2	0.7%	1,195,063
4	1/9/2019	Forfeiture	—	—	—	—	(3,000)	—	(3,000)	163,714,530	6	2.2%	3,598,187
5	1/15/2019	Conversion from Multiple to Subordinate	13,200	(13,200)	—	—	—	—	—	163,714,530	6	2.2%	3,598,122
6	1/30/2019	Forfeiture	—	—	—	(15,000)	—	—	(15,000)	163,699,530	15	5.5%	8,995,304
7	2/1/2019	Share Issuance	428,383	—	—	—	—	—	428,383	164,127,913	2	0.7%	1,199,264
8	2/1/2019	Options granted	—	—	—	90,000	—	—	90,000	164,217,913	—	0.0%	—
9	2/1/2019	RSUs granted	—	—	—	—	75,000	—	75,000	164,292,913	—	0.0%	—
10	2/11/2019	Conversion from Multiple to Subordinate	6,122,100	(6,122,100)	—	—	—	—	—	164,292,913	10	3.7%	6,018,055
11	2/11/2019	Options granted	—	—	—	20,000	—	—	20,000	164,312,913	—	0.0%	—
12	2/11/2019	Share Issuance	—	—	—	—	—	472,500	472,500	164,785,413	—	0.0%	—
13	2/12/2019	Share Issuance	6,539,746	—	—	449,000	—	—	6,988,746	171,774,159	1	0.4%	603,610
14	2/12/2019	Conversion from Multiple and Super to Subordinate	11,004,100	(11,003,800)	(300)	—	—	—	—	171,774,159	—	0.0%	—
15	2/12/2019	Forfeiture	—	—	—	—	(3,000)	—	(3,000)	171,771,159	—	0.0%	—
16	2/13/2019	Forfeiture					(3,000)		(3,000)	171,768,159	1	0.4%	629,198
17	2/14/2019	Forfeiture	—	—	—	(2,000)	—	—	(2,000)	171,766,159	1	0.4%	629,187
18	2/16/2019	Forfeiture	—	—	—	—	(3,000)	—	(3,000)	171,763,159	2	0.7%	1,258,360
19	2/19/2019	Forfeiture	—	—	—	(14,000)	—	—	(14,000)	171,749,159	3	1.1%	1,887,507
20	2/21/2019	Share Issuance	5,562,490	—	—	221,000	100,000	—	5,883,490	177,632,649	2	0.7%	1,258,236
21	2/22/2019	Share Issuance	99,569	—	—	4,000	85,966	793,448	982,983	178,615,632	1	0.4%	650,669
22	3/1/2019	Conversion from Multiple to Subordinate and Share Issuance	2,006,988	(1,641,800)	—	—	—	—	365,188	178,980,820	7	2.6%	4,579,888
23	3/4/2019	Forfeiture				(2,000)	(3,000)		(5,000)	178,975,820	3	1.1%	1,966,822
24	3/5/2019	Conversion from Multiple to Subordinate	19,800	(19,800)	—	—	—	—	—	178,975,820	1	0.4%	655,589
25	3/7/2019	Forfeiture	—	—	—	—	(3,000)	—	(3,000)	178,972,820	2	0.7%	1,311,178
26	3/11/2019	Forfeiture	—	—	—	(15,000)	—	—	(15,000)	178,957,820	4	1.5%	2,622,312
27	3/22/2019	Forfeiture	—	—	—	(2,000)	—	—	(2,000)	178,955,820	11	4.0%	7,210,755
28	3/22/2019	Conversion from Multiple to Subordinate	200,000	(200,000)	—	—	—	—	—	178,955,820	—	0.0%	—
29	4/12/2019	RSUs granted					557,950		557,950	179,513,770	21	7.7%	13,765,832
30	4/12/2019	Options granted	—	—	—	84,000	—	—	84,000	179,597,770	—	0.0%	—
31	4/12/2019	Options granted	—	—	—	218,964	—	—	218,964	179,816,734	—	0.0%	—
32	4/15/2019	Forfeiture	—	—	—	—	(33,000)	—	(33,000)	179,783,734	3	1.1%	1,976,008
33	4/19/2019	Conversion from Multiple to Subordinate	744,000	(744,000)	—	—	—	—	—	179,783,734	4	1.5%	2,634,194
34	4/26/2019	RSUs granted	—	—	—	—	3,000	—	3,000	179,786,734	7	2.6%	4,609,839

Green Thumb Industries Inc.

Line No.	Date	Transaction Description	Subordinate Voting Shares	Multiple Voting Shares	Super Voting Shares	Options	RSUs	Subscription Receipts	Total	Cumulative	Days	%	Weighted Average
35	4/26/2019	Options granted	—	—	—	27,500	—		27,500	179,814,234	—	0.0%	—
36	5/1/2019	Share Issuance	357,143	—	—	—	—	—	357,143	180,171,377	5	1.8%	3,293,301
37	5/6/2019	Forfeiture	—	—	—	(2,000)			(2,000)	180,169,377	5	1.8%	3,299,842
38	5/8/2019	Conversion from Multiple to Subordinate	496,000	(496,000)	—	—	—	—	—	180,169,377	2	0.7%	1,319,922
39	5/9/2019	Conversion from Super to Subordinate	800,000	—	(800,000)	—	—	—	—	180,169,377	1	0.4%	659,961
40	5/9/2019	Forfeiture	—	—	—	(152,000)			(152,000)	180,017,377	—	0.0%	—
41	5/10/2019	Forfeiture	—	—	—	—	(3,000)	—	(3,000)	180,014,377	1	0.4%	659,404
42	5/15/2019	Share Issuance	915,254	—	—	10,000	—	—	925,254	180,939,631	5	1.8%	3,296,967
43	5/19/2019	Forfeiture	—			(1,000)			(1,000)	180,938,631	4	1.5%	2,651,130
44	5/22/2019	Share Issuance	19,875	—	—	—	—	—	19,875	180,958,506	3	1.1%	1,988,337
45	5/22/2019	Options Granted	—	—	—	1,822,771	—	—	1,822,771	182,781,277	—	0.0%	—
46	5/24/2019	Forfeiture				(250,000)			(250,000)	182,531,277	2	0.7%	1,339,057
47	5/31/2019	Share Issuance	764,244	—	—	—	—	—	764,244	183,295,521	7	2.6%	4,680,289
48	6/4/2019	Share Issuance	23,759,470	—	—	—	—	(2,123,000)	21,636,470	204,931,991	4	1.5%	2,685,649
49	6/7/2019	Share Issuance	1,233,014	—	—	—	—	—	1,233,014	206,165,005	3	1.1%	2,252,000
50	6/7/2019	Forfeiture				(2,000)	—		(2,000)	206,163,005	—	0.0%	—
51	6/21/2019	Share Issuance	412,744	—	—	—	—	—	412,744	206,575,749	14	5.1%	10,572,462
52	6/27/2019	Share Issuance	1,710,000	—	—	—	—	—	1,710,000	208,285,749	6	2.2%	4,540,126
53	6/28/2019	Conversion from Multiple to Subordinate	300,000	(300,000)	—	—	—	—	—	208,285,749	1	0.4%	762,951
54	6/28/2019	Conversion from Multiple and Super to Subordinate	1,129,600	(455,000)	(674,600)	—	—	—	—	208,285,749	—	0.0%	—
55	6/29/2019	RSU Vestings	—	—	—	—	(912,950)	—	(912,950)	207,372,799	1	0.4%	762,951
56	6/30/2019	RSUs granted	—	—	—	—	267,135	—	267,135	207,639,934	1	0.4%	759,607
57	6/30/2019	Options granted	—	—	—	12,500	—	—	12,500	207,652,434	—	0.0%	—
58	6/30/2019	Subscription Receipts Issued	—	—	—	—	—	671,317	671,317	208,323,751	—	0.0%	—
59	7/1/2019	Options granted, RSU Forfeitures				6,000	(57,597)		(51,597)	208,272,154	1	0.4%	763,091
60	7/2/2019	RSU Vestings					(35,966)		(35,966)	208,236,188	1	0.4%	762,902
61	7/2/2019	Conversion from Super to Subordinate	500,000	—	(500,000)	—	—	—	—	208,236,188	—	0.0%	—
62	7/2/2019	RSU Vestings	667,000	—	—	—		—	667,000	208,903,188	—	0.0%	—
63	7/3/2019	RSU Vestings	27,000						27,000	208,930,188	1	0.4%	765,213
64	7/3/2019	Forfeitures	—			(5,000)			(5,000)	208,925,188	—	0.0%	—
65	7/9/2019	Conversion from Multiple to Subordinate	4,991,200	(4,743,700)	(247,500)	—	—	—	—	208,925,188	6	2.2%	4,591,762
66	7/9/2019	Conversion from Multiple to Subordinate	4,720,000	(4,720,000)	—	—	—	—	—	208,925,188	—	0.0%	—
67	7/10/2019	RSU Vestings	311,500	—	—	—	(75,500)	—	236,000	209,161,188	1	0.4%	765,294
68	7/12/2019	Forfeitures	—	—	—	(2,000)	(1,500)	—	(3,500)	209,157,688	2	0.7%	1,532,316
69	7/15/2019	Forfeitures	—	—	—	(5,000)			(5,000)	209,152,688	3	1.1%	2,298,436
70	7/18/2019	Conversion from Multiple to Subordinate	1,561,800	(1,561,800)	—	—	—	—	—	209,152,688	3	1.1%	2,298,381
71	7/22/2019	Forfeitures	—	—	—	(7,500)	—	—	(7,500)	209,145,188	4	1.5%	3,064,508
72	7/23/2019	Conversion from Multiple to Subordinate	477,700	(477,700)					—	209,145,188	1	0.4%	766,100
73	7/26/2019	RSUs and Options granted	—	—		949,406	82,500		1,031,906	210,177,094	3	1.1%	2,298,299
74	8/2/2019	Forfeitures	—	—	—	(15,000)	—	—	(15,000)	210,162,094	7	2.6%	5,389,156
75	8/12/2019	Share Issuance	492,979	—					492,979	210,655,073	10	3.7%	7,698,245
76	8/16/2019	Forfeitures	—	—		(5,000)			(5,000)	210,650,073	4	1.5%	3,086,521
77	8/20/2019	Forfeitures	—	—		(10,000)			(10,000)	210,640,073	4	1.5%	3,086,448
78	8/23/2019	Share Issuance	2,508,603	—					2,508,603	213,148,676	3	1.1%	2,314,726
79	8/30/2019	Forfeitures	—	—		(2,000)	(6,000)		(8,000)	213,140,676	7	2.6%	5,465,351
80	8/30/2019	RSUs/Options granted				75,000	50,000		125,000	213,265,676	—	0.0%	—
81	8/31/2019	Share Issuance	447,545	—				(447,545)	—	213,265,676	1	0.4%	781,193
82	8/31/2019	Forfeitures	—	—		(50,000)	(50,000)		(100,000)	213,165,676	—	0.0%	—
83	9/4/2019	Conversion from Multiple to Subordinate	248,000	(248,000)					—	213,165,676	4	1.5%	3,123,307
84	9/4/2019	Share Issuance	50,000	—					50,000	213,215,676	—	0.0%	—
85	9/5/2019	Conversion from Multiple to Subordinate	372,000	(372,000)					—	213,215,676	1	0.4%	781,010
86	9/10/2019	Forfeitures	—	—		(2,000)			(2,000)	213,213,676	5	1.8%	3,905,049
87	9/19/2019	RSU Vestings	60,587	—			(125,000)		(64,413)	213,149,263	9	3.3%	7,029,022
88	9/22/2019	Forfeitures	—	—		(2,000)			(2,000)	213,147,263	3	1.1%	2,342,300
89	9/26/2019	Conversion from Multiple to Subordinate	23,000	(23,000)					—	213,147,263	4	1.5%	3,123,037
90	9/27/2019	RSUs/Options granted				977,000	12,224		989,224	214,136,487	1	0.4%	780,759
91	9/27/2019	RSUs/Options Vesting					(12,224)		(12,224)	214,124,263	—	0.0%	—
92	9/30/2019	Forfeitures				(50,000)	(13,000)		(63,000)	214,061,263	3	1.1%	2,353,014

93	9/30/2019	Ending	127,150,672	37,681,100	40,228,900	6,031,833	1,479,038	1,489,720	214,061,263		—	0.0%	—

			—	—	—	—		—	—		273	100%	190,126,766

Regarding the nine months ended September 30, 2019, we advise the Staff that we used a similar methodology to 2018.

Green Thumb Industries Inc.

Consolidated Statements of Changes in Shareholders’ Equity, page F-4

16.

With respect to your non-controlling interest, please tell us why the non-controlling interest received a $27.8 million allocation of net income in 2018. Also, tell us the nature of the contribution from limited liability company unit holders of $17,297,494, non-controlling interest adjustment for change in ownership of $(10,439,741), and distribution to limited liability company unit holders of $(14,821,657). Provide us calculations of the amounts where necessary for an understanding of the nature of the item.

Response to Comment 16

In response to the Staff’s question regarding the changes in noncontrolling interest during 2018, the Company notes that the primary driver of those changes relate to the activities associated with a consolidated subsidiary of the Company in relation to a loan provided to iAnthus Capital Holdings, Inc. (“iAnthus”) as discussed in Footnote 11 on page F-29.

During January 2018, noncontrolling interest members contributed $14,420,000 to the Company’s subsidiary, while the Company contributed $5,580,000 for a total contribution of $20,000,000. This $20,000,000 in contributions were used to provide a $20,000,000 Bridge Loan to iAnthus (a third party foreign private registrant). As part of the loan, iAnthus issued to the Company’s subsidiary 10,036,130 warrants with an exercise price of $1.9928 per iAnthus common share. Such warrants were determined to have no value at the time they were granted given the financial uncertainty of iAnthus. In May 2018, iAnthus completed a capital raise and repaid the $20,000,000 loan with accrued interest. Given the completion of the capital raise, management determined that the warrants did in fact have value and, using a Black-Scholes Valuation model, calculated the value of the warrants to be $34,558,000 as of September 30, 2018. As a result, the Company recorded a fair value adjustment of $34,558,000 and allocated $26,714,111 to the noncontrolling interest members in proportion to their ownership interest. Subsequent to the repayment of the iAnthus loan, the Company’s subsidiary re-distributed the $14,420,000 cash originally provided by the noncontrolling interest holders along with their respective warrants. Other amounts which were individually insignificant were contributed by other noncontrolling interest members or disbursed by the Company make up the difference in the amounts included within the Consolidated Statement of Changes in Owners’ Equity. Such amounts were contributed by noncontrolling interest members or disbursed by GTI in various unrelated transactions.

In response to the Staff’s question regarding the changes in ownership of noncontrolling interests, the Company advises the Staff that the amount of $10,439,741 primarily reflects the reduction in noncontrolling interest holders’ equity for each of the following subsidiaries of the Company: GTI-PA, GTI-NV and JB17, LLC. The changes in ownership are discussed further in Footnote 13 (e) on pages F-33 and F-34.

Note 3. Reverse Takeover Transaction, page F-18

17.

Please explain to us your accounting for the Transaction. Include an explanation of the Canadian three-cornered amalgamation and each of the U.S. reorganization steps and how you calculated the reverse takeover amount of $3,002,634 (F-4). Tell us the sequence followed and parties involved at each stage. As applicable, cross-reference your response to the chart on page 3 and Exhibit 21.1.

Response to Comment 17

In response to the Staff’s question regarding the accounting for the Transaction, the Company notes that, on June 11, 2018, the shareholders of Bayswater Uranium Corporation (“Bayswater”) held a shareholder meeting whereby they approved the RTO transaction, pursuant to which Bayswater would become the indirect holder of all of the issued and outstanding securities of GTI upon the closing of the RTO, and also changed the name of the company to Green Thumb Industries Inc., selected the next Board of Directors, authorized three new share classes (Subordinate Voting Shares, Multiple Voting Shares, and Super Voting Shares) and consolidated its existing common shares on the basis of one Subordinate Voting Share of GTI for each 368 existing common shares of Bayswater, which resulted in the shareholders of Bayswater receiving 500,439 shares of Green Thumb Industries Inc. valued $3,002,634 based upon the RTO issuance price of $6.00 per share.

On June 12, 2018, Green Thumb Industries Inc., 1165318 B.C. Ltd. (a wholly- owned subsidiary of Bayswater) (“Subco”), VCP23, LLC (“VCP”), GTI23, Inc. (“GTI23”) and GTI Finco Inc. (“GTI Finco”) entered into a Business Combination Agreement whereby the Company, Subco, VCP, GTI23 and GTI Finco combined their respective businesses (the “Transaction”). The Company was the accounting acquirer, while the legal acquirer was Bayswater. The net assets of Bayswater acquired by the Company had no value as of the acquisition date.

The Transaction was structured as a series of transactions, including a Canadian three-cornered amalgamation transaction. A Canadian three-cornered amalgamation is a transaction under which two companies merge and security holders of the merging entities receive securities of a third party affiliate and carry on as one corporation. The series of U.S. reorganization steps are described below.

Green Thumb Industries Inc.

1.	The holders of outstanding membership interests in GTI Core contributed their membership interests to VCP in exchange for 1,000 VCP common units;

2.	The VCP Convertible Promissory Note from VCP Convert, LLC converted into VCP common units;

3.

Immediately thereafter, all holders of VCP common units and holders of VCP preferred units, which also included former member unit holders of RCP23, LLC and GTI II, LLC, contributed their VCP common units and VCP preferred units to GTI23 in exchange for voting common shares of GTI23;

4.	Immediately thereafter, all shareholders of GTI23 contributed their shares in GTI23 in exchange for common shares in GTI;

5.	GTI FinCo proceeds of $86,800,000 were released from escrow;

6.	The outstanding GTI FinCo Subscription Receipts converted into GTI FinCo common shares on a one GTI FinCo Subscription Receipt for one GTI FinCo common share basis;

7.

GTI, Subco and GTI FinCo effected a three-cornered amalgamation pursuant to which GTI FinCo shareholders, including former holders of GTI FinCo Subscription Receipts, received Subordinate Voting Shares of GTI;

8.	GTI FinCo and Subco amalgamated resulting in a new entity (“Amalco”);

9.	Immediately thereafter, Amalco was dissolved and liquidated, pursuant to which all Amalco assets were distributed to GTI.

Upon closing of the RTO, GTI’s authorized share capital consisted of an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares, and an unlimited number of Super Voting Shares, and had outstanding share capital of: (i) 11,245,439 Subordinate Voting Shares; (ii) 863,941 Multiple Voting Shares; and (iii) 433,409 Super Voting Shares.

On June 13, 2018, GTI Subordinate Voting Shares began trading on the Canadian Securities Exchange (“CSE”) under the ticker symbol “GTII.CN”.

Note 7. Acquisitions

(b) KSGNF, LLC, page F-23

18.

Please disclose the method of determining the fair value of the Multiple Voting Shares issued in the acquisition. Refer to ASC 805-30-50-1(b)(4). Tell us why the 32,965 Multiple Voting Shares have an implicit value of $1,507.33 per share.

Response to Comment 18

In response to the Staff’s comment regarding the method of determining the fair value of the Multiple Voting Shares issued in the acquisition, the Company proposes to revise the disclosure on page F-23 as follows which will also be incorporated into the Company’s annual report on Form 10-K (as discussed with Franklin Wyman of the Staff on January 30, 2019):

On May 31, 2018, the Company signed a definitive agreement to acquire all of the assets of KSGNF, LLC (“KSGNF”) in exchange for cash and shares of GTI. On November 7, 2018, the Company closed on the acquisition of the assets of KSGNF. The total consideration included a cash payment of approximately $48.6 million and 32,965 Multiple Voting shares of GTI. The value of such shares was $49,689,149 based on the Company’s stock price on November 7, 2018, the day of the Transaction multiplied by the number of Multiple Voting Shares on a Subordinate Voting Share basis (or 3,296,500 Subordinate Voting Shares). The total final consideration was valued at $98,256,607. The acquisition was accounted for in accordance with Accounting Standards Codification (ASC) 805, Business Combinations. The assets acquired consisted primarily of a state of Florida vertically integrated medical marijuana license.

We advise the Staff that the conversion ratio for Multiple Voting Shares and Super Voting Shares is disclosed within Footnote 13 on page F-31.

Green Thumb Industries Inc.

Note 20. Segment Reporting, page F-41

19.	As required by ASC 280-10-50-22, please disclose a measure of profit or loss and total assets for each reportable segment.

Response to Comment 19

In response to the Staff’s comment regarding a measure of profit or loss, we advise the Staff that the Chief Operating Decision Maker (“CODM”) regularly reviews revenue to assess performance and allocate resources. Revenue is provided to the CODM at a state/market level but is aggregated into retail and wholesale (or consumer products) segments (by state/market) when making determinations on how and where resources should be allocated. Profitability (operating income or EBITDA) are not metrics that are regularly used since the Company is an early stage growth company and is currently incurring operating losses that vary depending upon the maturity stage of the state/market.

In response to the Staff’s comment regarding total assets for each reportable segment, the Company proposes to insert the disclosure on page F-41 as follows which will also be incorporated into the Company’s annual report on Form 10-K (as discussed with Franklin Wyman of the Staff on January 30, 2019):

The below table presents assets by segment for the years ending December 31, 2018 and 2017:

	2018	2017
Assets
Wholesale	$104,514,161	$24,268,922
Retail	105,293,320	9,698,157
Corporate	209,879,995	54,013,259
Intersegment Eliminations	(1,338,910)	(1,767,088)

Total Assets	$418,348,566	$86,213,250

Note 21. Subsequent Events, page F-42

20.	Please describe in your disclosure the contingent consideration arrangements as well as the other disclosures required by ASC 805-30-50-1(c), 50-2, and 50-3 for the arrangements.

Response to Comment 20

In response to the Staff’s comment regarding contingent consideration arrangements, the Company proposes to revise the disclosure on page F-44 as follows which will also be incorporated into the Company’s annual report on Form 10-K (as discussed with Franklin Wyman of the Staff on January 30, 2019):

Business Acquisitions:

(a) Acquisition of Advanced Grow Labs, LLC

On February 12, 2019, the Company acquired 100% of the ownership interests of Connecticut-based Advanced Grow Labs, LLC (“AGL”). AGL is licensed in Connecticut to grow and process cannabis. The acquisition includes a manufacturing license and an ownership stake in a recently awarded Connecticut-based dispensary. The transaction consideration was approximately $110.3 million, which included $15 million of cash, approximately 7.0 million Subordinate Voting Shares of GTI which were valued at approximately $80.0 million, based on the fair value of the securities on their date of issuance, which was the closing price of GTI’s Subordinate Voting Shares as traded on the CSE on the date of the transaction, along with liabilities of approximately $15 million. The purchase agreement included additional consideration ranging from $0 to $15 million in shares of GTI depending upon the EBITDA results of AGL over the twelve-month period following the close of the transaction. As of September 30, 2019, the Company estimated the fair value of contingent consideration to be $9.2 million using a probability weighting of the potential payouts.

Green Thumb Industries Inc.

(b) Acquisition of Integral Associates, LLC

On June 5, 2019, the Company acquired 100% of the ownership interests of Integral Associates. The acquisition included Integral Associate’s retail brand Essence, three retail locations, as well as two cultivation and processing facilities. The transaction consideration included $52 million paid in cash and approximately 20.8 million in Subordinate Voting Shares which were valued at $235.4 million, and an additional 3.3 million milestone shares with a fair value of $37.7 million. The fair value of the securities was based upon the closing price of GTI’s Subordinate Voting Shares as traded on the CSE on the date of the transaction. The purchase agreement also includes additional consideration based upon future performance targets of which an additional 0.6 million Subordinate Voting Shares have been issued to-date. The former owners of Integral Associates may receive additional contingent consideration of up to $57 million in shares of GTI depending upon the EBITDA results of Integral Associates over the twelve-month period following the close of the transaction along with conditional and/or final dispensary operating licenses. As of September 30, 2019, the Company estimated the fair value of contingent consideration to be $35.6 million using a probability weighting of the potential payouts.

(c) Acquisition of For Success Holding Company

On February 21, 2019, the Company acquired 100% of the ownership interests of For Success Holding Company, the Los Angeles-based creator of the lifestyle suite of Beboe branded products. Beboe is currently available in certain retail locations in California and Colorado and via home delivery across California. The acquisition was an all stock transaction whereby consideration was satisfied through the issuance 5,670,105 of GTI Subordinate Voting Shares which were valued at $84.6 million, based on the fair value of the securities on their date of issuance, which was the closing price of GTI’s Subordinate Voting Shares as traded on the CSE on the date of the transaction. The purchase agreement also includes additional consideration ranging from $0 to $15 million in cash or shares of GTI subject to Beboe achieving the placement of its products in specified retailers during the twelve months post acquisition. As of September 30, 2019, the Company estimated the fair value of contingent consideration to be $9.7 million using a probability weighting of the potential payouts.

21.

Please disclose the method of determining the fair value of the shares issued for the acquisitions. For your acquisition of For Success Holding Company, also disclose the acquisition-date fair value of the shares issued and the number of shares issued. Refer to ASC 805-30-50-1(b)(4) and 50-2.

Response to Comment 21

We advise the Staff that the value of the Subordinate Voting Shares issued as part of each transaction is based on the closing price of GTI’s stock as traded on the CSE on the date of the transaction multiplied by the number of Subordinate Voting Shares.

In response to the Staff’s comment, we refer the Staff to the proposed revised disclosures to page F-44 included above in response to Comment 20.

Green Thumb Industries Inc.

Green Thumb Industries (GTI) Group of Companies, Combined Financial Statements

Note 2. Significant Accounting Policies

(d) Basis of Combination, page F-54

22.	Please explain to us why you concluded that you controlled the entities under common control and common management. Refer to ASC 810-10-25.

Response to Comment 22

In response to the Staff’s comment regarding the Company’s determination on how common control or common management over RCP23, LLC, VCP23, LLC and GTI-Clinic Illinois Holdings, LLC was concluded, the Company advises the Staff that, as of December 31, 2017, the ownership of these entities was split with RCP23, LLC holding the Company’s interests in Nevada, Maryland, Pennsylvania and Massachusetts and GTI-Clinic Illinois Holdings, LLC holding the Company’s interest in the Illinois operations. VCP23, LLC was formed in November 2017 for the express purposes of effecting the business combination of RCP23, LLC and GTI-Clinic Illinois Holdings, LLC.

Prior to January 1, 2018, these entities were owned by the Company, but the ownership of these entities was not consolidated and thus they were under Common Control/Common Management. Subsequent to January 1, 2018, the interests in RCP23, LLC and GTI-Clinic of Illinois Holdings, LLC were contributed to VCP23, LLC and formed a consolidated Company. There was no change in control as a result of the transaction on January 1, 2018.

Integral Associates, LLC Combined Financial Statements, page F-78

23.	Please tell us why you did not include financial statements for the most recent interim period prior to the acquisition. Refer to Rule 3-05(b)(2) and Rules 3-01 and 3-02 of Regulation S-X.

Response to Comment 23

In response to the Staff’s comment regarding the exclusion of the most recent interim financial statements of Integral Associates prior to acquisition (or March 31, 2019 and 2018 financial statements), we respectfully advise the Staff that the Company considered the Staff Interpretations of the Fixing America’s Surface Transportation (FAST) Act updated on August 17, 2017 noting that in Question 1, which inquired: “What financial information may an Emerging Growth Company omit from its draft and publicly filed registration statements?” to which the Staff provided the following interpretation: “Under Section 71003 of the FAST Act, an Emerging Growth Company may omit from its filed registration statements annual and interim financial information that “relates to a historical period that the issuer reasonably believes will not be required to be included...at the time of the contemplated offering.” Interim financial information that will be included in a longer historical period relates to that period. Accordingly, interim financial information that will be included in a historical period that the issuer reasonably believes will be required to be included at the time of the contemplated offering may not be omitted from its filed registration statements.

Further, under Rule 3-05 Section 10220.5(a), “[i]f the significance tests result in a requirement to present three years of financial statements for entities other than the registrant, such as acquired businesses under Rule 3-05, acquired real estate operations under Rule 3-14 or equity method investees under Rule 3-09, an operating company EGC may present two years of financial statements for these other entities in the registration statement for its initial public offering of common equity securities.”

Green Thumb Industries Inc.

In accordance with the above guidance, it is our understanding that the interim financial information of Integral Associates would not be required with respect to the Form S-1 and Form S-8 that the Company plans to file and therefore would not be required to be filed on the registration statement on Form 10-12(g). Given the above considerations, and with respect to the Company’s EGC filing status for 2019, the Company respectfully submits to the Staff that it has complied with the requirement to present two full years of financial information.

Unaudited Pro Forma Condensed Combined Financial Statements, page PF-1

24.

Please tell us why the number of shares used in the calculation of the pro forma per share data on pages PF-4 and PF-5 do not reflect adjustments for the effect of shares issued in the acquisitions. Refer to Item 11-02(b)(7) of Regulation S-X.

Response to Comment 24

Please see revised pro forma condensed combined statements of operations on pages PF-4 and PF-5 of Amendment No. 1 which reflect adjustments for the effect of shares issued in the acquisitions.

25.

Please include pro forma condensed combined statements of operations for the period from the most recent fiscal year end to the most recent interim date for which a balance sheet is required. Refer to Item 11-02(c)(2)(i).

Response to Comment 25

In response to the Staff’s comment, we refer the Staff to our response to Comment 23.

General

26.

Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Response to Comment 26

The Company respectfully acknowledges the Staff’s comment and understands that it will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934 once the Form 10 goes effective. The Company will continue to respond to the Staff’s comments until all of the Staff’s comments have been addressed.

* * * *

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at mglass@jenner.com or (212) 891-1672.

Sincerely,

/s/ Martin C. Glass

Martin C. Glass

cc:	Benjamin Kovler
Green Thumb Industries Inc.